Date: 12 October 2001

Ref: 19/01

Antamina Copper-Zinc Mine Achieves Commercial Production

Melbourne, Toronto, Vancouver and Tokyo - BHP Billiton, Noranda Inc., Teck Cominco Limited and Mitsubishi Corporation announced that effective 1 October 2001, the Antamina copper-zinc project in northern Peru has achieved commercial production, more than four months ahead of the original schedule of February 2002, and is projected to be slightly under budget.

Commercial production is defined as 80 per cent of the project's designed throughput rate, 70,000 tonnes per day, over a period of 90 days.

Commissioning and start-up began in late May with the introduction of ore to the concentrator. The start-up period has progressed well and virtually all of the facilities are operating satisfactorily.

As of October 1, the mill has treated more than 6.7 million tonnes of ore, produced over 314,000 tonnes of copper concentrates, operated at or above the design capacity throughput for a significant period of the start-up and is currently achieving projected recoveries.

The pipeline and port facilities have operated at or near design capacity and more than 210,000 tonnes of concentrate has been shipped. The ramp-up period is continuing and a significant tonnage of copper-zinc ore is scheduled for treatment during the fourth quarter of calendar 2001.

Antamina will be among the largest and lowest cost copper-zinc producers in the world with average annual production at 675 million pounds of copper and 625 million pounds of zinc in the first ten years with a mine life in excess of 22 years.

Antamina is located approximately 270 kilometres north of Lima. The project has been developed and will be operated by Compania Minera Antamina which is owned 33.75% by BHP Billiton, 33.75% by Noranda Inc., 22.5% by Teck Cominco Limited and 10% by Mitsubishi Corporation.

This news release contains forward looking information (as defined in the United States Private Securities Litigation Reform Act of 1995) that involves a degree of risk and uncertainty affecting the business of BHP Billiton, Noranda and Teck Cominco and in particular participation by them in the development of the Antamina project including, but not limited to, base metal price volatility, concentrate transport costs and the continued availability of financing.

For a more detailed discussion of certain of these risks and other factors, refer to the companies' Annual Information Forms (see Financial Instruments in BHP Billiton Plc's Annual Report, "Risks and Uncertainties" and "Forward Looking Statements" for Noranda and "Risks and Uncertainties" for Teck Cominco) which are filed with Canadian Securities Regulatory Authorities and with the United States Securities and Exchange Commission under Form 40-F.

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Contact:
Mandy Frostick
BHP Billiton
+ 61 3 9609 4157
www.bhpbilliton.com

Dale Coffin
Noranda Inc.
(416) 982-7161
www.noranda.com

Steven Dean
Teck Cominco Limited
(604) 687-1117
www.teckcominco.com

Kazuhiko Noguchi
Mitsubishi Corporation
(81) (3) 3210-3673
www.mitsubishi.co.jp